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Exhibit 8.1

List of Subsidiaries of Gol Linhas Aéreas Inteligentes S.A.

Jurisdiction of
Name	Incorporation

VRG Linhas Aéreas S.A.	Brazil
Gol Finance Cayman	Cayman Islands
GAC Inc.	Cayman Islands
Sky Finance	Cayman Islands